June 7, 2006


Irene D. Gilbert
GreenPoint Mortgage Securities LLC
100 Wood Hollow Drive, Doorstop #32210
Novato, California  94945

Re:	GreenPoint Mortgage Securities LLC
	Registration Statement on Form S-3
	File no. 333-134403
	Filed May 23, 2006

Dear Ms. Gilbert,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectuses and the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplements

5. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item
1113(c) of Regulation AB. We suggest showing items paid out of the servicer`s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.

Use of Proceeds, page S-132

6. We note your reference to "net proceeds." Please disclose the amount of expenses payable from offering proceeds. Refer to Item
1107(j) of Regulation AB.


Base Prospectus

The Issuing Entities, page 2

Private Securities, page 23

7. We note that you contemplate including "Private Securities" in the asset pool. Please revise to disclose how you intend to comply with the provisions of Rule 190 of the Securities Act. Refer to Section
III.A.6 of SEC Release 33-8518.
Assignment of Loans, page 25

8. We note at the bottom of page 27 that "(u)nder some circumstances, as to any series, the depositor may have the option to repurchase trust assets from the trust..." Please provide us with a detailed explanation of the depositor`s option to repurchase, including the circumstances when this option would be available. In addition, provide your analysis to explain how a structure with this option to repurchase would meet the definition of an asset-backed security under Regulation AB. Please refer to Item 1101(c)(1) and (2) of Regulation AB.

Description of the Securities, page 44
General, page 44
9. We note that the interest rate on certain classes of securities may be calculated by reference to an index. Please revise your disclosure to specify the types of indices on which these interest rates may be based. In addition, please confirm that payments on all classes of securities will not be based on the value of an equity or commodity. Please refer to Section III.A.2. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905).

Funding Account, page 53

10. Your disclosure in the base prospectus indicates that you contemplate including a funding account for the acquisition of loans after the closing date. Please provide disclosure responsive to Item
1101(c)(3)(ii) and 1111(g) of Regulation AB, if applicable. In addition, please revise the prospectus supplements to include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5) of Regulation AB.


*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact me at (202) 551-3315.


								Sincerely,


								Hanna T. Teshome
								Special Counsel


cc:	Via Facsimile
	Martin B. Howard
	Orrick, Herrington & Sutcliffe LLP
	(213) 612-2499




GreenPoint Mortgage Securities LLC
June 7, 2006
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